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Securities and Exchange ... SION

FEB 2 3 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACALYX ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 MADISON AVE, SUITE 1714
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JENNIFER RINEHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACALYX ADVISORS INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH MOYSE
Notary Public - State of New York
NO. 01MO6361024
Qualified in Kings County
My Commission Expires Jul 3, 2021

Signature

CEO

Title

Feb 12, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acalyx Advisors, Inc.

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2017

Contents
For the Year Ended December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Acalyx Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015.

New York, New York
February 12, 2018

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,839,413
Due from customers	19,779
Accounts receivable	5,547,380
Prepaid expenses	55,073
Security deposits	58,225
Other assets	21,260
TOTAL ASSETS	$ 7,541,130
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 43,084
Deferred rent	17,790
Deferred tax liabilities	83,211
TOTAL LIABILITIES	144,085
Stockholders' Equity	
Common stock, 200,000 shares authorized, no par value, 5,000 shares issued and outstanding	400,000
Retained earnings	6,997,045
TOTAL STOCKHOLDERS' EQUITY	7,397,045
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,541,130

See accompanying notes to financial statements

Notes to Financial Statement
As of And For The Year Ended December 31, 2017

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades or carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. The Company maintains offices in New York and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned monthly, based upon when advisory services are performed. Interest income is made up of interest received from customers and bank balances. Interest on bank balances are earned from funds held in a money market account. The Company also receives interest payments from customers, who elect to pay receivables over time. Payments are made in accordance with a set payment schedule, by which the Company earns interest according to market interest rates.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. For the year ended December 31, 2017 the Company had no capitalized furniture and equipment.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statement
As of And For The Year Ended December 31, 2017

Income Taxes
The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc., which is also taxed as an "S" corporation. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for individual income taxes on their respective share of the Company's taxable income. The Company is required to pay New York City general corporation tax and has elected the cash basis as the tax reporting basis, which amounted to $32,138 in 2017. The Company is also required to pay San Francisco City tax and has elected the cash basis as the tax reporting basis, which amounted to $9,986 in 2017. The Company has also recorded a deferred tax liability of $83,211 on net receivables, which may be owed in a subsequent period. The Company is liable for a similar tax to the State of California, which amounted to $4,348.

The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

3. Significant Customer

At December 31, 2017 and for the year then ended, 95% of gross revenues was derived from five customers, who made up 29%, 23%, 21%, 12%, and 10% of gross revenue, respectively.

4. Profit Sharing Plan

The Company adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $224,000 during the year ended December 31, 2017 which was included in salaries, commissions and related costs on the accompanying statement of operations.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statement
As of And For The Year Ended December 31, 2017

6. Commitments

Office Leases

The Company is currently leasing office space at two locations, under separate lease agreements. The first is a month-to-month lease in San Francisco through WeWork 25 Taylor, which commenced on June 1, 2015. The lease provides for a 30-day opt out, upon written request.

The Company entered into an agreement to lease office space in New York City, NY beginning on October 11, 2017 and ending November 30, 2021. The minimum base rental commitments under this lease, are as follows:

	Year Ending December 31, 2017
2018	108,441
2019	109,428
2020	112,711
2021	106,202

In connection with the New York City lease, the Company is entitled to two months of free rent from its landlord. Free rent totaled $17,790 for the year ended December 31, 2017. This has been reflected as a liability in the accompanying Statement of Financial Condition as "deferred rent". This amount will be ammortized as a credit to rent expense throughout the life of the lease.

The Company was also required to remit a security deposit to the New York City landlord, totaling $58,225. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period.

7. Accounts Receivable

The Company's accounts receivable consist primarily of amounts due for fundraising fees. The terms of the invoices provide for payment schedules of up to two years. Accounts receivable are carried at net realizable value. Fees receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at December 31, 2017.

Notes to Financial Statement
As of And For The Year Ended December 31, 2017

8. Recent Accounting Pronouncements

ASU No. 2014-09 –Revenue from Contracts with Customers (Topic 606) and Other ASUs Issued Amending Topic 606

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

9. Income Taxes

The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations for federal and state tax purposes. The Company files a consolidated federal and a combined New York State tax return with its parent. Any federal or New York State tax liability on profits is reported on the tax return of the parent entity and passed along to the individual shareholders. The Company is required to file and pay its own New York City and San Francisco city taxes. These liabilities are estimated at $32,138 and $9,986, respectively as of December 31, 2017, and represent the approximate amount due on profits generated by the Company in 2017.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
City	47,381	(10,895)	36,486
	$ 47,381	$ (10,895)	$ 36,486

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of income.

Notes to Financial Statement
As of And For The Year Ended December 31, 2017

9. Income Taxes (Continued)

The Company's state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2015 and 2016 tax returns remain open to review by the appropriate jurisdictions.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2017, the Company had net capital of $1,778,539 which was $1,773,539 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.42%.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and February 12, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.